UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: July 2023

Commission File Number: 001-40509

Brookfield Reinsurance Ltd.

(Name of Registrant)

Ideation House, First Floor

94 Pitts Bay Road

Pembroke, Bermuda HM08

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

99.1	Form of Proxy Card for Class A Exchangeable Limited Voting Shares

99.2	Notice of Annual General and Special Meeting of Shareholders and Management Information Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD REINSURANCE LTD.

Date: July 27, 2023	By:	/s/ Thomas Corbett
Name: Thomas Corbett Title: Chief Financial Officer